UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: November 11, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

11-11-09

Contact Details
CAMTEK	IR INTERNATIONAL
Mira Rosenzweig CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703	info@gkir.com
mirar@camtek.co.il

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES SEQUENTIAL GROWTH IN REVENUES AND
GROSS PROFIT IN THIRD QUARTER 2009

16% sequential revenue increase from second quarter 2009;
45% sequential increase in gross profit

MIGDAL HAEMEK, Israel – November 11, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the third quarter ended September 30, 2009.

Main Financial Highlights:

—	Gross margin increased to 42%, up from 34% in second quarter 2009

—	Operating and net loss narrowed substantially compared to prior quarter

—	Cash and cash equivalents balance increase $1.8 million during the quarter

Third Quarter Financial Results:
Revenues for the third quarter of 2009 increased 16% to $14.5 million, compared to $12.5 million in the second quarter of 2009. Revenues in the third quarter last year totaled $19.1 million.

Gross profit for the third quarter totaled $6.1 million, a 45% increase compared to the $4.2 million gross profit in the second quarter of 2009. Gross profit for the third quarter of 2008 totaled $6.5 million. Gross margin for the third quarter of 2009 totaled 42%, compared to 34% in the second quarter of 2009 and 34% in the third quarter of 2008. The higher gross margin in the third quarter resulted from a more favorable product and service mix as compared to the prior quarter. Gross margin for the third quarter of 2008 included an inventory write-off of $1.5 million compared to a $0.5 million write-off this quarter.

Operating loss for the third quarter of 2009 narrowed substantially to $180 thousand, compared to the $2.1 million operating loss in the prior quarter. Operating loss in the third quarter of 2008 totaled $3.8 million.

Net loss for the third quarter of 2009 totaled $0.33 million, or $0.01 per share, compared to $2.1 million, or $0.07 per share in the prior quarter. Net loss for the third quarter last year totaled $4.1 million, or $0.14 per share.

Cash and cash equivalents at September 30, 2009, totaled $13.8 million compared to $12 million at June 30, 2009. The increase in cash during the quarter resulted primarily from a decrease in inventory levels and from improved customer collections.

Rafi Amit, Camtek’s CEO, commented on the results and the quarter: “This quarter we continued to improve our results, as we return to generating long term growth. In this quarter we witnessed an increase in revenues both in the Printed Circuit Board and semiconductor optical inspection markets , driven by increased order generation, contributing to a higher gross profit and a narrowing of both our operating and net loss. Furthermore our prudent expense management and more favorable product mix enabled us to further expand margins to our historic range. Our very tight rein on expenses also enabled us to increase our cash balance during the quarter, ending the quarter with close to $14 million in cash. Looking ahead, as we enter the fourth quarter and near 2010, we are cautiously optimistic, witnessing increasingly positive indications from customers, primarily in the Asia region. We continue to steadily invest in R&D with a view to growing and expanding our standing in each of our primary markets, as well as to introduce new innovative products. We estimate that revenues in the fourth quarter will be $15 to $17 million.

Conference Call
Camtek will host a conference call today, November 11, at 10:00 am EDT. Roy Porat, General Manager Camtek Israel and Mira Rosenzweig, Chief Financial Officer will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call, referencing the “Camtek third quarter 2009 results conference call”.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0650	at 5:00 pm Israel Time
International:	+972 3 918 0650

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, difficulties surrounding the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, litigation risks, as well as due to risks identified in the documents filed by the Company with the SEC.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	Sep 30,	December 31,
	2009	2008
	U.S. Dollars (In thousands)

Assets

Current assets
Cash and cash equivalents	13,801	15,949
Accounts receivable, net	16,484	18,156
Inventories	14,334	9,792
Due from affiliates	408	414
Other current assets	1,572	1,929
Deferred tax asset	39	39

Total current assets	46,638	46,279

Fixed assets, net	15,753	15,648

Long term inventory	8,058	21,653
Deferred tax asset	127	127
Other assets, net (*)	4,802	1,028

	12,987	22,808

Total assets	75,378	84,735

Liabilities and shareholder's equity

Current liabilities
Short term loan	-	1,500
Accounts payable trade	3,424	5,240
Due to affiliates	-	294
Convertible loan - current portion	1,666	1,667
Other current liabilities	10,967	11,382

Total current liabilities	16,057	20,083

Long term liabilities
Convertible loan net of current portion	-	1,666
Other long term liabilities (*)	4,026	-
Liability for employee severance benefits	275	271

Total liabilities	20,358	22,020

Commitments and contingencies

Shareholders' equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,227,484 in 2008 and 31,279,027 in 2009, outstanding
29,135,108 in 2008 and 29,186,651 in 2009.	132	132
Additional paid-in capital	60,312	60,149
Retained earnings (losses)	(3,526)	4,332

	56,918	64,613
Treasury stock, at cost (2,092,376 shares in 2008 and 2009)	(1,898)	(1,898)

Total shareholders' equity	55,020	62,715

Total liabilities and shareholders' equity	75,378	84,735

(*) The increase relates to Printar acquisition

Camtek Ltd.

Consolidated Statements of Operations

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	36,299	63,064	14,500	19,119	75,463
Cost of revenues	22,550	38,229	8,404	12,580	47,615

Gross profit	13,749	24,835	6,096	6,539	27,848

Research and development costs	7,548	9,513	2,651	3,173	12,801
Selling, general and administrative
expenses	13,486	19,512	3,623	7,183	24,834

	21,034	29,025	6,274	10,356	37,635

Operating loss	(7,285)	(4,190)	(178)	(3,817)	(9,787)

Financial income (expenses), net	(353)	298	(72)	(224)	1,000

Income (loss) before income
taxes	(7,638)	(3,892)	(250)	(4,041)	(8,787)

Income tax	(220)	(200)	(75)	(46)	(770)

Net loss	(7,858)	(4,092)	(325)	(4,087)	(9,557)

Net loss per ordinary share:

Basic	(0.27)	(0.14)	(0.01)	(0.14)	(0.32)

Diluted	(0.27)	(0.14)	(0.01)	(0.14)	(0.32)

Weighted average number of
ordinary shares outstanding:

Basic	29,210	30,190	29,218	30,076	29,916

Diluted	29,210	30,190	29,218	30,076	29,916